

Adam Sweeney

As an impact investor, I'm excited to invest in Arqlite. When I look at a company, I look for three things: IMPACT, TEAM, and ODDS. IMPACT - The plastic recycling industry is a mess, with most of the plastic we think we're recycling being dumped in landfills instead. Arqlite is turning tons of plastic garbage into valuable products. This technology is out of the lab and in production today. TEAM - Sebastian and his team are ready to scale Arqlite. They built their new factory in Santa Ana, CA in the middle of the COVID shutdowns. Sebastian has the energy and salesmanship to bring Arqlite's products to market. This is a business, not a science experiment. ODDS - Arqlite is not just an idea. It is an operating company with customers and revenue, with a new factory churning out tons of product for customers today. It is selling right now through the biggest retailers (Amazon, Home Depot) at great margins that will power the business forward. As I wrote, I'm excited to invest in Arqlite. It's a sustainable business actually doing something about our plastic waste mess.

Invested $30,000 this round